# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbe Robotics Ltd., CIK 0001861841
CUSIP: M1R95N100
Title of class of securities: ORDINARY SHARES, NIS 0.000216 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv-Yafo, Israel (L3), 6713321
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-032078
Filed by CIK 0001890776

## Reporting persons
- Canaan Partners Israel (CPI) (Cayman) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,000,243; shared voting power 0; sole dispositive power 9,000,243; shared dispositive power 0; aggregate amount beneficially owned 9,000,243 (8.6% of the class)
  Comment: The percent of class was calculated based on 105,163,188 ordinary shares, NIS 0.000216 par value per share (the "Ordinary Shares"), outstanding as of March 1, 2025, as disclosed in the Issuer's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 28, 2025.
- Canaan Partners Israel (CPI) GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,000,243; shared voting power 0; sole dispositive power 9,000,243; shared dispositive power 0; aggregate amount beneficially owned 9,000,243 (8.6% of the class)
  Comment: The percent of class was calculated based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as disclosed in the Issuer's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 28, 2025.
- Canaan Partners Israel (A.G.P) 1 Ltd: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 9,000,243; shared voting power 0; sole dispositive power 9,000,243; shared dispositive power 0; aggregate amount beneficially owned 9,000,243 (8.6% of the class)
  Comment: The percent of class was calculated based on 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as disclosed in the Issuer's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 28, 2025.
- Ehud M. Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 9,046,909; shared voting power 0; sole dispositive power 9,046,909; shared dispositive power 0; aggregate amount beneficially owned 9,046,909 (8.6% of the class)
  Comment: The number of shares beneficially owned consists of (i) 9,000,243 Ordinary Shares directly held of record by Canaan Partners Israel (CPI) (Cayman) L.P. and (ii) 46,666 Ordinary Shares subject to options granted to Ehud M. Levy exercisable within 60 days of March 31, 2025.
  
  The percent of class was calculated based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by Ehud M. Levy by (b) the sum of (i) 105,163,188 Ordinary Shares outstanding as of March 1, 2025, as disclosed in the Issuer's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 28, 2025 and (ii) 46,666 Ordinary Shares subject to options granted to Mr. Levy.

## Item 1. Issuer
Name of issuer: Arbe Robotics Ltd.
Address of issuer's principal executive offices: HaHashmonaim St. 107, Tel Aviv-Yafo, Israel

## Item 2. Person Filing
Name of person filing:
(i) Canaan Partners Israel (CPI) (Cayman) L.P., a Cayman Islands limited partnership (the "Canaan Partners Israel Fund");
(ii) Canaan Partners Israel (CPI) GP, L.P., a Cayman Islands limited partnership ("Canaan (CPI) GP LP");
(iii) Canaan Partners Israel (A.G.P) 1 Ltd, an Israeli limited liability company ("Canaan AGP 1"); and
(iv) Ehud M. Levy, a citizen of Israel ("Mr. Levy").
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o Ehud Levy, 47 Yehuda Hanasi St., Apt. 83, Tel Aviv, Israel 6939109.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
(i) Canaan Partners Israel Fund directly owns 9,000,243 Ordinary Shares, which represents approximately 8.6% of the outstanding shares of Ordinary Shares.
(ii) Canaan (CPI) GP LP is the general partner of Canaan Partners Israel Fund and may be deemed to beneficially own 9,000,243 Ordinary Shares, which represents approximately 8.6% of the outstanding shares of Ordinary Shares.
(iii) Canaan AGP 1 is the general partner of Canaan (CPI) GP LP and may be deemed to beneficially own 9,000,243 Ordinary Shares, which represents approximately 8.6% of the outstanding shares of Ordinary Shares.
(iv) Mr. Levy is the control person of Canaan AGP 1 and may be deemed to beneficially own 9,046,909 Ordinary Shares, which represents approximately 8.6% of the outstanding shares of Ordinary Shares.
Percent of class: The percent of class of the outstanding ordinary shares beneficially owned by the Reporting Persons in Item 4(a) is based on 105,163,188 ordinary shares outstanding as of March 1, 2025, as disclosed in the Issuer's Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 28, 2025.
Sole power to vote or to direct the vote:
(1) Canaan Partners Israel (CPI) (Cayman) L.P.: 9,000,243 Ordinary Shares;
(2) Canaan Partners Israel (CPI) GP, L.P.: 9,000,243 Ordinary Shares;
(3) Canaan Partners Israel (A.G.P) 1 Ltd: 9,000,243 Ordinary Shares; and
(4) Ehud M. Levy: 9,046,909 Ordinary Shares.
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition:
(1) Canaan Partners Israel (CPI) (Cayman) L.P.: 9,000,243 Ordinary Shares;
(2) Canaan Partners Israel (CPI) GP, L.P.: 9,000,243 Ordinary Shares;
(3) Canaan Partners Israel (A.G.P) 1 Ltd: 9,000,243 Ordinary Shares; and
(4) Ehud M. Levy: 9,046,909 Ordinary Shares.
Shared power to dispose or to direct the disposition: None.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canaan Partners Israel (CPI) (Cayman) L.P.: /s/ Ehud M. Levy, Ehud M. Levy, Director of the general partner of the general partner (04/25/2025)
- Canaan Partners Israel (CPI) GP, L.P.: /s/ Ehud M. Levy, Ehud M. Levy, Director of Canaan Partners Israel (A.G.P) 1 Ltd, its general partner (04/25/2025)
- Canaan Partners Israel (A.G.P) 1 Ltd: /s/ Ehud M. Levy, Ehud M. Levy, Director (04/25/2025)
- Ehud M. Levy: /s/ Ehud M. Levy, Ehud M. Levy (04/25/2025)